April 13, 2010

Mark Cowan
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

ATTN: Document Control - EDGAR

          RE: RiverSource Variable Series Trust
                 Variable Portfolio - Aggressive Portfolio
                 Variable Portfolio - Moderately Aggressive Portfolio
                 Variable Portfolio - Moderate Portfolio
                 Variable Portfolio - Moderately Conservative Portfolio
                 Variable Portfolio - Conservative Portfolio
                 RiverSource Variable Portfolio - Limited Duration Bond Fund RiverSource Variable Portfolio - Strategic Income Fund
                 Variable Portfolio - AllianceBernstein International Value Fund Variable Portfolio - American Century Diversified Bond Fund Variable Portfolio - American Century Growth Fund
                 Variable Portfolio - Eaton Vance Floating-Rate Income Fund Variable Portfolio - International Fund
                 Variable Portfolio - Invesco International Growth Fund (filed as Variable Portfolio-AIM International Growth Fund)
                 Variable Portfolio - J.P. Morgan Core Bond Fund
                 Variable Portfolio - Jennison Mid Cap Growth Fund
                 Variable Portfolio - Marsico Growth Fund (filed as Variable
                    Portfolio-Growth Fund)
                 Variable Portfolio - MFS Value Fund
                 Variable Portfolio - Mondrian International Small Cap Fund Variable Portfolio - Morgan Stanley Global Real Estate Fund Variable Portfolio - NFJ Dividend Value Fund
                 Variable Portfolio - Partners Small Cap Growth Fund
                 Variable Portfolio - PIMCO Mortgage-Backed Securities Fund Variable Portfolio - Pyramis(R) International Equity Fund
                    (filed as Variable Portfolio-Fidelity Investments International Equity Fund)
                 Variable Portfolio - U.S. Equity Fund
                 Variable Portfolio - UBS Large Cap Growth Fund
                 Variable Portfolio - Wells Fargo Short Duration Government Fund

              Post-Effective Amendment No. 6
              File No. 333-146374 / 811-22127

Dear Mr. Cowan:

This letter responds to your comments received on March 11, 2010 with respect to the Funds' registration statement on Form N-1A filed pursuant to Rule 485(a) of the Securities Act of 1933, on January 29, 2010 (the "filing").

COMMENT 1. BACK COVER PAGE

Please explain that the Trust's annual and semi-annual reports are available, without charge, upon request. Item 1(b).

          RESPONSE: Each of the funds are new and therefore have not yet been required to deliver an annual or semi-annual report to shareholders under Rule 30e-1 of the Investment Company Act of 1940. Therefore, pursuant to Instruction 4 of Item 1(b), we have omitted the statements required by that Item regarding the reports.

COMMENT 2. INVESTMENT OBJECTIVES

Please confirm that objectives as stated are objectives of the funds that cannot be changed without board or shareholder votes. If not, the disclosure about the funds being "fund of funds" should be moved to the strategies section.

          RESPONSE: The stated objectives of the funds may be changed by the Board of Trustees without shareholder approval. The disclosure of the investment objectives, pursuant to Item 9, of each fund that is a fund of funds will be revised to include disclosure to that effect.

                    The disclosure regarding the funds being a "fund of funds" shall be removed and will appear in the strategies section.

COMMENT 3. FEES AND EXPENSES OF THE FUND

     A. In order to enhance comparability, for the five fund-of-funds, please consider reformatting the fee table such that annual fund expense items are listed in the vertical column.

          RESPONSE: The disclosure will be so revised.

     B. Please remove the first sentence in footnote (a) stating that "Expenses are subject to approval by the Fund's Board" because the disclosure is neither required nor permitted by Item 3.

          RESPONSE: The disclosure will be so removed.

     C.   With respect to footnote (b), we note the Fund's expenses (excluding
          AFFE) are lower than the cap such that the fee waiver was not triggered. A fund is not permitted to include information about a fee waiver or expense reimbursement in the fee table or provide a footnote unless the expense reimbursement or fee waiver arrangement will actually reduce a fund operating expense for no less than one year from the effective date of the fund's registration statement. Such disclosure can be moved to Item 10(a) instead.

          RESPONSE: The footnotes to the Annual Fund Operating Expenses table regarding fee caps will be revised or removed, as necessary, to reflect the amount of the expense cap only for such class(es) where a contractual fee waiver or expense reimbursement commitment will reduce the total annual fund operating expenses shown in the table.

                    Disclosure regarding contractual fee waivers/expense reimbursement commitments for all classes will appear under the section "More about Annual Fund Operating Expenses" which will be a new section for both prospectuses included in the filing. This section will be reflected in the table of contents and will appear immediately before the section captioned "Other Investment Strategies and Risks". Although this section is new for the two prospectuses included in the filing, we have included similar disclosure (pursuant to General Instruction C.3.(b)) in existing retail and variable fund prospectuses. Please see Appendix B for the disclosure that will appear, in all material respects, in both prospectuses included in the filing.

                    Accordingly, for the funds-of-funds prospectus, the footnote "(b)" that applies to Class 2 will be deleted. The footnote "(c)" that applies to Class 4 will be changed to become footnote "(b)" and will be moved to appear at the end of the captions "Less: Fee waiver/expense reimbursement" and "Total annual fund and acquired fund fees and expenses after fee waiver expense reimbursement".

                    Further, the footnote that is now identified as "(b)" will be revised to read as follows:

                    (b) The investment manager and its affiliates have contractually agreed to waive certain fees and to reimburse certain expenses for all share classes until at least April 30, 2011, unless sooner terminated at the sole discretion of the Fund's Board. Any amounts waived will not be reimbursed by the Fund. Under this agreement, net fund expenses (including acquired fund fees and expenses) will not exceed [X.XX]% for Class 4 shares of the Fund through April 30, 2012, unless sooner terminated at the sole discretion of the Fund's Board.

     D. We cannot determine the propriety of the captions in the non-fund-of-funds until we see numbers. Please submit a completed fee table for review.

          RESPONSE: The fee tables, including the footnotes thereto, are included in Appendix A to this letter. The language regarding the effect of changing asset levels on expense ratios that appears in footnote (a) to the fee tables in Appendix A has been separately reviewed and accepted by the Staff for certain other funds in the RiverSource Family of Funds.

COMMENT 4. EXAMPLE

In the narrative, if applicable, please clarify that class 4 assumes giving effect to the fee waiver in only the first year. If applicable, same comment applies to the combined underlying funds' prospectus.

          RESPONSE: The narrative will be revised to clarify that the fee table example is adjusted only in the periods for which there is a contractual commitment to waive fees and/or reimburse expenses.

                    The revised narrative will read substantially as follows:

                    The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in a subaccount that invests in the Fund for the time periods indicated and then redeem all of your investment at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. The Example includes contractual commitments to waive fees and reimburse expenses, if any, expiring as indicated in the preceding table. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

COMMENT 5. PORTFOLIO TURNOVER

     A. The disclosure states that a higher turnover rate may result in higher taxes. Consider removing this disclosure as it may not be applicable to an underlying fund of a variable contract.

          RESPONSE: The disclosure will be revised to omit the reference to higher taxes.

     B. The disclosure implies that the funds may be held in a taxable account. In the sections related to purchasing shares, it appears that the funds are only available through variable annuity contracts, variable life insurance policies and qualified plans. Please explain to the staff the circumstances in which the funds may be held in a taxable account.

          RESPONSE: Currently, the funds are intended for distribution only through tax qualified products. Therefore, the disclosure will be revised to omit the reference to fund shares held in a taxable account.

                    Following the revisions pursuant to our responses to comments 5.a. and 5.b., the Portfolio Turnover disclosure will appear as follows:

                    PORTFOLIO TURNOVER

                    The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance.

     C. Confirm that there will never be costs associated with purchasing and selling the underlying funds. If there may be, please modify the disclosure.

          RESPONSE: The fund of funds will not pay any sales charges in connection with buying or selling shares of the underlying funds (i.e., the fund of funds will buy/sell at NAV of the underlying funds).

COMMENT 6. FUND OF FUNDS PORTFOLIOS

     A. With respect to the strategies, please disclose the types of derivatives in which the funds may invest.

          RESPONSE: Each funds strategy will be revised to include the following:

                    The Fund may invest in derivatives such as index futures, Treasury futures, currency forwards, index-based total return swaps and index-based credit default swaps.

     B. With respect to the risks, please disclose specific risks associated with investments in equity, fixed income, and cash as appropriate.

          RESPONSE: The disclosure in the "Risks of Underlying Funds" section will be revised to reflect the risks associated with the different asset classes each fund-of-fund intends to invest in, as presented below. The bracketed language will vary depending on each Fund's investment strategy:

                    RISKS OF UNDERLYING FUNDS. By investing in a combination of underlying funds, the Fund has exposure to the risks associated with many areas of the market. Since [fund name] intends to invest a significant portion of its assets in [equity and fixed income asset classes], the Fund may have higher exposure to the following principal risks of the underlying funds: [Active Management Risk, Counterparty Risk, Credit Risk, Derivatives Risk, Interest Rate Risk, Issuer Risk, Market Risk, Prepayment and Extension Risk, Small and Mid-Sized Company Risk.] Also, in addition to the Fund's operating expenses, you will indirectly bear the operating expenses of the underlying funds. Thus, the expenses you bear as an investor in the Fund will be higher than if you invested directly in the underlying funds. A description of the more common principal risks to which the underlying funds (and thus, the Fund) are subject to are identified under "More Information about the Funds - Principal Risks of Investing in the Funds - Certain Principal Risks of the Underlying Funds." A more complete list of principal risks associated with direct investment in the underlying funds is set forth in Appendix B. Additional risks of the underlying funds are set forth in the SAI.

COMMENT 7. RiverSource VP- Limited Duration Bond Fund (and other portfolios as applicable)

     A. With respect to the principal investment strategies, please clarify that securities rated below investment grade are commonly known as "junk bonds."

          RESPONSE: The disclosure will be so revised.

     B.   Please define "short-and-intermediate term maturities."

          RESPONSE: The principal investment strategies will be revised to reflect that the Fund defines debt securities with short- and intermediate-term maturities to be those with maturities up to seven years.

     C. Please disclose specific risks associated with mortgage and asset-backed securities.

          RESPONSE: The requested disclosure will be added and shall appear as follows:

                    MORTGAGE-RELATED AND OTHER ASSET-BACKED RISK. Mortgage-related and other asset-backed securities are subject to certain additional risks. Generally, rising interest rates tend to extend the duration of fixed rate mortgage-related securities, making them more sensitive to changes in interest rates. As a result, in a period of rising interest rates, if a Fund holds mortgage-related securities, it may exhibit additional volatility. This is known as extension risk. In addition, adjustable and fixed rate mortgage-related securities are subject to prepayment risk. When interest rates decline, borrowers may pay off their mortgages sooner.

COMMENT 8. Variable Portfolio - Invesco International Growth Fund (p.9)
           (filed as Variable Portfolio-AIM International Growth Fund)

As small company risk is listed as a principal risk, please disclose the corresponding strategy that subjects the fund to such risk.

          RESPONSE: The principal investment risks of the fund will be revised to omit small company risk.

COMMENT 9. Variable Portfolio - AllianceBernstein International Value Fund
           (p. 11)

Please include specific risks related to value investing (e.g., that a stock judged to be undervalued may be appropriately priced).

          RESPONSE: The fund's disclosure of principal risks will be revised to include the following specific risks related to value investing:

                    VALUE SECURITIES RISK. Value securities involve the risk that they may never reach what the investment manager believes is their full market value either because the market fails to recognize the stock's intrinsic worth or the investment manager misgauged that worth. They also may decline in price, even though in theory they are already undervalued. Because different types of stocks tend to shift in and out of favor depending on market and economic conditions, the Fund's performance may sometimes be lower or higher than that of other types of funds (such as those emphasizing growth stocks).

COMMENT 10. Variable Portfolio - American Century Growth Fund (p. 16)

Please define "larger sized U.S. companies."

          RESPONSE: The principal investment strategies will be revised to define larger sized companies to be those with a market capitalization greater than $2.5 billion at the time of purchase.

COMMENT 11. Variable Portfolio - International Fund (p. 25)

As small and mid-sized company risk is listed as a principal risk, please disclose the corresponding strategy that subjects the fund to such a risk.

          RESPONSE: The principal investment strategies will be revised to reflect that, under normal market conditions, the Fund intends to invest primarily in small- and mid-sized companies defined as those with a market capitalization under $5 billion at the time of investment.

COMMENT 12. Variable Portfolio - Jennison Mid Cap Growth Fund (p. 29)

Please disclose the capitalization range of the Russell Midcap Growth Index.

          RESPONSE: The requested disclosure, which appears in the full discussion of the Fund's principal investment strategies (pursuant to Item 9), will be added to the discussion of the Fund's principal investment strategies in the Summary section (pursuant to Item 4).

COMMENT 13. Variable Portfolio - MFS Value Fund (p. 31)

Please include specific risks related to value investing (e.g., that a stock judged to be undervalued may be appropriately priced).

          RESPONSE: The fund's disclosure of principal risks will be revised to include the following specific risks related to value investing:

                    VALUE SECURITIES RISK. Value securities involve the risk that they may never reach what the investment manager believes is their full market value either because the market fails to recognize the stock's intrinsic worth or the investment manager misgauged that worth. They also may decline in price, even though in theory they are already undervalued. Because different types of stocks tend to shift in and out of favor depending on market and economic conditions, the Fund's performance may sometimes be lower or higher than that of other types of funds (such as those emphasizing growth stocks).

COMMENT 14. Variable Portfolio - Mondrian International Small Cap Fund (p. 33)

Please disclose the capitalization range of the Morgan Stanley Capital International World Ex-US Small Cap Index.

          RESPONSE: The requested disclosure, which appears in the full discussion of the Fund's principal investment strategies (pursuant to Item 9), will be added to the discussion of the Fund's principal investment strategies in the Summary section (pursuant to Item 4).

COMMENT 15. Variable Portfolio - Morgan Stanley Global Real Estate Fund (p. 35)

As small and mid-sized company risk is listed as a principal risk, please disclose the corresponding strategy that subjects the fund to such a risk.

          RESPONSE: Small-and medium sized company risk is not a principal risk of the fund and the principal risks of the fund will be revised to omit such disclosure.

COMMENT 16. Variable Portfolio - NFJ Dividend Value Fund (p. 38)

Are there any principal risks associated with investing in companies expected to pay dividends?

          RESPONSE: The fund's disclosure of principal risks will be revised to include the following risks related to varying distribution levels of dividend-paying stocks.

                    VARYING DISTRIBUTION LEVELS RISK. The amount of the distributions paid by the Fund generally depends on the amount of income and/or dividends received by the Fund on the securities it holds. The Fund may not be able to pay distributions or may have to reduce its distribution level if the income and/or dividends the Fund receives from its investments decline.

COMMENT 17. Variable Portfolio - U.S. Equity Fund (p. 45)

As small and mid-sized company risk is listed as a principal risk, please disclose the corresponding strategy that subjects the fund to such a risk.

          RESPONSE: The principal investment strategies will be revised to reflect that, under normal market conditions, the Fund intends to invest primarily in small- and mid-sized companies defined as those with a market capitalization under $5 billion at the time of investment.

COMMENT 18. Variable Portfolio - Wells Fargo Short Duration Government Fund
            (p. 49)

     A. How does the name relate to the strategy, i.e., "Short Duration Government Fund."

          RESPONSE: The principal strategies in the Summary section of the prospectus will be revised to reflect that, generally, the portfolio's overall dollar-weighted average effective duration is less than that of a 3-year U.S. Treasury note.

     B. As stripped securities risk is listed as a principal risk, please disclose the corresponding strategy that subjects the fund to such a risk.

          RESPONSE: The disclosure regarding stripped securities that appears in the full description of the principal investment strategies of the fund (pursuant to Item 9) will be added to the principal investment strategies in the Summary section for the fund.

COMMENT 19. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          RESPONSE: The Registrant agrees to make such representations.

Staff had no additional comments.

     In connection with the filing listed above, the Registrant hereby acknowledges the following:

          The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in the filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (212) 850-1703 or Andrew Kirn at (612) 678-9052.

Sincerely,


/s/ Joseph L. D'Alessandro
------------------------------------
Joseph L. D'Alessandro
Vice President and Group Counsel
Ameriprise Financial, Inc.

APPENDIX A

RIVERSOURCE VP - LIMITED DURATION BOND FUND

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT YOU PAY EACH YEAR AS A PERCENTAGE OF THE VALUE OF YOUR INVESTMENT)

                                                                CLASS 1   CLASS 2
                                                                -------   -------
Management fees                                                  0.47%     0.47%
Distribution and/or service (12b-1) fees                         0.00%     0.25%
Other expenses(a)                                                0.15%     0.15%
Total annual fund operating expenses                             0.62%     0.87%
Less: Fee waiver/expense reimbursement(b)                       (0.08%)   (0.08%)
Total annual fund operating expenses after fee waiver/expense
   reimbursement(b)                                              0.54%     0.79%

(a) Other expenses are based on estimated amounts for the current fiscal year and are not adjusted to reflect the Fund's average net assets as of a different period or point in time, as the Fund's asset levels will fluctuate. The Fund's operating expenses will increase as its assets decrease, such that the Fund's actual expense ratios may be higher than the expense ratio presented in the table.

(b) The investment manager and its affiliates have contractually agreed to waive certain fees and to reimburse certain expenses (other than acquired fund fees and expenses, if any) until April 30, 2011, unless sooner terminated at the sole discretion of the Fund's Board of Trustees. Any amounts waived will not be reimbursed by the Fund. Under this agreement, net fund expenses (excluding acquired fund fees and expenses, if any), will not exceed 0.54% for Class 1 and 0.79% for Class 2.

RIVERSOURCE VP - STRATEGIC INCOME FUND

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT YOU PAY EACH YEAR AS A PERCENTAGE OF THE VALUE OF YOUR INVESTMENT)

                                                                CLASS 1   CLASS 2
                                                                -------   -------
Management fees                                                  0.57%     0.57%
Distribution and/or service (12b-1) fees                         0.00%     0.25%
Other expenses(a)                                                0.17%     0.17%
Total annual fund operating expenses                             0.74%     0.99%
Less: Fee waiver/expense reimbursement(b)                       (0.16%)   (0.16%)
Total annual fund operating expenses after fee waiver/expense
   reimbursement(b)                                              0.58%     0.83%

(a) Other expenses are based on estimated amounts for the current fiscal year and are not adjusted to reflect the Fund's average net assets as of a different period or point in time, as the Fund's asset levels will fluctuate. The Fund's operating expenses will increase as its assets decrease, such that the Fund's actual expense ratios may be higher than the expense ratio presented in the table.

(b) The investment manager and its affiliates have contractually agreed to waive certain fees and to reimburse certain expenses (other than acquired fund fees and expenses, if any) until April 30, 2011, unless sooner terminated at the sole discretion of the Fund's Board of Trustees. Any amounts waived will not be reimbursed by the Fund. Under this agreement, net fund expenses (excluding acquired fund fees and expenses, if any), will not exceed 0.58% for Class 1 and 0.83% for Class 2.

VP - INVESCO INTERNATIONAL GROWTH FUND (FILED AS VP - AIM INTERNATIONAL GROWTH
FUND)

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT YOU PAY EACH YEAR AS A PERCENTAGE OF THE VALUE OF YOUR INVESTMENT)

                                                                CLASS 1   CLASS 2
                                                                -------   -------
Management fees                                                  0.84%     0.84%
Distribution and/or service (12b-1) fees                         0.00%     0.25%
Other expenses(a)                                                0.17%     0.17%
Total annual fund operating expenses                             1.01%     1.26%
Less: Fee waiver/expense reimbursement(b)                       (0.05%)   (0.05%)
Total annual fund operating expenses after fee waiver/expense
   reimbursement(b)                                              0.96%     1.21%

(a) Other expenses are based on estimated amounts for the current fiscal year and are not adjusted to reflect the Fund's average net assets as of a different period or point in time, as the Fund's asset levels will fluctuate. The Fund's operating expenses will increase as its assets decrease, such that the Fund's actual expense ratios may be higher than the expense ratio presented in the table.

(b) The investment manager and its affiliates have contractually agreed to waive certain fees and to reimburse certain expenses (other than acquired fund fees and expenses, if any) until April 30, 2011, unless sooner terminated at the sole discretion of the Fund's Board of Trustees. Any amounts waived will not be reimbursed by the Fund. Under this agreement, net fund expenses (excluding acquired fund fees and expenses, if any), before giving effect to any performance incentive adjustment, will not exceed 0.96% for Class 1 and 1.21% for Class 2.

VP - ALLIANCEBERNSTEIN INTERNATIONAL VALUE FUND

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT YOU PAY EACH YEAR AS A PERCENTAGE OF THE VALUE OF YOUR INVESTMENT)

                                                                CLASS 1   CLASS 2
                                                                -------   -------
Management fees                                                  0.85%     0.85%
Distribution and/or service (12b-1) fees                         0.00%     0.25%
Other expenses(a)                                                0.18%     0.18%
Total annual fund operating expenses                             1.03%     1.28%
Less: Fee waiver/expense reimbursement(b)                       (0.11%)   (0.11%)
Total annual fund operating expenses after fee waiver/expense
   reimbursement(b)                                              0.92%     1.17%

(a) Other expenses are based on estimated amounts for the current fiscal year and are not adjusted to reflect the Fund's average net assets as of a different period or point in time, as the Fund's asset levels will fluctuate. The Fund's operating expenses will increase as its assets decrease, such that the Fund's actual expense ratios may be higher than the expense ratio presented in the table.

(b) The investment manager and its affiliates have contractually agreed to waive certain fees and to reimburse certain expenses (other than acquired fund fees and expenses, if any) until April 30, 2011, unless sooner terminated at the sole discretion of the Fund's Board of Trustees. Any amounts waived will not be reimbursed by the Fund. Under this agreement, net fund expenses (excluding acquired fund fees and expenses, if any), before giving effect to any performance incentive adjustment, will not exceed 0.92% for Class 1 and 1.17% for Class 2.

VP - AMERICAN CENTURY DIVERSIFIED BOND FUND

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT YOU PAY EACH YEAR AS A PERCENTAGE OF THE VALUE OF YOUR INVESTMENT)

                                                                CLASS 1   CLASS 2
                                                                -------   -------
Management fees                                                  0.47%     0.47%
Distribution and/or service (12b-1) fees                         0.00%     0.25%
Other expenses(a)                                                0.15%     0.15%
Total annual fund operating expenses                             0.62%     0.87%
Less: Fee waiver/expense reimbursement(b)                       (0.07%)   (0.07%)
Total annual fund operating expenses after fee waiver/expense
   reimbursement(b)                                              0.55%     0.80%

(a) Other expenses are based on estimated amounts for the current fiscal year and are not adjusted to reflect the Fund's average net assets as of a different period or point in time, as the Fund's asset levels will fluctuate. The Fund's operating expenses will increase as its assets decrease, such that the Fund's actual expense ratios may be higher than the expense ratio presented in the table.

(b) The investment manager and its affiliates have contractually agreed to waive certain fees and to reimburse certain expenses (other than acquired fund fees and expenses, if any) until April 30, 2011, unless sooner terminated at the sole discretion of the Fund's Board of Trustees. Any amounts waived will not be reimbursed by the Fund. Under this agreement, net fund expenses (excluding acquired fund fees and expenses, if any), will not exceed 0.55% for Class 1 and 0.80% for Class 2.

VP - AMERICAN CENTURY GROWTH FUND

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT YOU PAY EACH YEAR AS A PERCENTAGE OF THE VALUE OF YOUR INVESTMENT)

                                                                CLASS 1   CLASS 2
                                                                -------   -------
Management fees                                                  0.64%     0.64%
Distribution and/or service (12b-1) fees                         0.00%     0.25%
Other expenses(a)                                                0.15%     0.15%
Total annual fund operating expenses                             0.79%     1.04%
Less: Fee waiver/expense reimbursement(b)                       (0.09%)   (0.09%)
Total annual fund operating expenses after fee waiver/expense
   reimbursement(b)                                              0.70%     0.95%

(a) Other expenses are based on estimated amounts for the current fiscal year and are not adjusted to reflect the Fund's average net assets as of a different period or point in time, as the Fund's asset levels will fluctuate. The Fund's operating expenses will increase as its assets decrease, such that the Fund's actual expense ratios may be higher than the expense ratio presented in the table.

(b) The investment manager and its affiliates have contractually agreed to waive certain fees and to reimburse certain expenses (other than acquired fund fees and expenses, if any) until April 30, 2011, unless sooner terminated at the sole discretion of the Fund's Board of Trustees. Any amounts waived will not be reimbursed by the Fund. Under this agreement, net fund expenses (excluding acquired fund fees and expenses, if any), before giving effect to any performance incentive adjustment, will not exceed 0.70% for Class 1 and 0.95% for Class 2.

VP - EATON VANCE FLOATING-RATE INCOME FUND

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT YOU PAY EACH YEAR AS A PERCENTAGE OF THE VALUE OF YOUR INVESTMENT)

                                                                CLASS 1   CLASS 2
                                                                -------   -------
Management fees                                                  0.63%     0.63%
Distribution and/or service (12b-1) fees                         0.00%     0.25%
Other expenses(a)                                                0.17%     0.17%
Total annual fund operating expenses                             0.80%     1.05%
Less: Fee waiver/expense reimbursement(b)                       (0.22%)   (0.22%)
Total annual fund operating expenses after fee waiver/expense
   reimbursement(b)                                              0.58%     0.83%

(a) Other expenses are based on estimated amounts for the current fiscal year and are not adjusted to reflect the Fund's average net assets as of a different period or point in time, as the Fund's asset levels will fluctuate. The Fund's operating expenses will increase as its assets decrease, such that the Fund's actual expense ratios may be higher than the expense ratio presented in the table.

(b) The investment manager and its affiliates have contractually agreed to waive certain fees and to reimburse certain expenses (other than acquired fund fees and expenses, if any) until April 30, 2011, unless sooner terminated at the sole discretion of the Fund's Board of Trustees. Any amounts waived will not be reimbursed by the Fund. Under this agreement, net fund expenses (excluding acquired fund fees and expenses, if any), will not exceed 0.58% for Class 1 and 0.83% for Class 2.

VP - PYRAMIS INTERNATIONAL EQUITY FUND (FILED AS VP - FIDELITY INVESTMENTS INTERNATIONAL EQUITY FUND)

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT YOU PAY EACH YEAR AS A PERCENTAGE OF THE VALUE OF YOUR INVESTMENT)

                                                                CLASS 1   CLASS 2
                                                                -------   -------
Management fees                                                  0.85%     0.85%
Distribution and/or service (12b-1) fees                         0.00%     0.25%
Other expenses(a)                                                0.18%     0.18%
Total annual fund operating expenses                             1.03%     1.28%
Less: Fee waiver/expense reimbursement(b)                       (0.07%)   (0.07%)
Total annual fund operating expenses after fee waiver/expense
   reimbursement(b)                                              0.96%     1.21%

(a) Other expenses are based on estimated amounts for the current fiscal year and are not adjusted to reflect the Fund's average net assets as of a different period or point in time, as the Fund's asset levels will fluctuate. The Fund's operating expenses will increase as its assets decrease, such that the Fund's actual expense ratios may be higher than the expense ratio presented in the table.

(b) The investment manager and its affiliates have contractually agreed to waive certain fees and to reimburse certain expenses (other than acquired fund fees and expenses, if any) until April 30, 2011, unless sooner terminated at the sole discretion of the Fund's Board of Trustees. Any amounts waived will not be reimbursed by the Fund. Under this agreement, net fund expenses (excluding acquired fund fees and expenses, if any), before giving effect to any performance incentive adjustment, will not exceed 0.96% for Class 1 and 1.21% for Class 2.

VP - MARSICO GROWTH FUND (FILED AS VP - GROWTH FUND)

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT YOU PAY EACH YEAR AS A PERCENTAGE OF THE VALUE OF YOUR INVESTMENT)

                                                                CLASS 1   CLASS 2
                                                                -------   -------
Management fees                                                  0.64%     0.64%
Distribution and/or service (12b-1) fees                         0.00%     0.25%
Other expenses(a)                                                0.15%     0.15%
Total annual fund operating expenses                             0.79%     1.04%
Less: Fee waiver/expense reimbursement(b)                       (0.09%)   (0.09%)
Total annual fund operating expenses after fee waiver/expense
   reimbursement(b)                                              0.70%     0.95%

(a) Other expenses are based on estimated amounts for the current fiscal year and are not adjusted to reflect the Fund's average net assets as of a different period or point in time, as the Fund's asset levels will fluctuate. The Fund's operating expenses will increase as its assets decrease, such that the Fund's actual expense ratios may be higher than the expense ratio presented in the table.

(b) The investment manager and its affiliates have contractually agreed to waive certain fees and to reimburse certain expenses (other than acquired fund fees and expenses, if any) until April 30, 2011, unless sooner terminated at the sole discretion of the Fund's Board of Trustees. Any amounts waived will not be reimbursed by the Fund. Under this agreement, net fund expenses (excluding acquired fund fees and expenses, if any), before giving effect to any performance incentive adjustment, will not exceed 0.70% for Class 1 and 0.95% for Class 2.

VP - INTERNATIONAL FUND

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT YOU PAY EACH YEAR AS A PERCENTAGE OF THE VALUE OF YOUR INVESTMENT)

                                                                CLASS 1   CLASS 2
                                                                -------   -------
Management fees                                                  0.95%     0.95%
Distribution and/or service (12b-1) fees                         0.00%     0.25%
Other expenses(a)                                                0.22%     0.22%
Total annual fund operating expenses                             1.17%     1.42%
Less: Fee waiver/expense reimbursement(b)                       (0.02%)   (0.02%)
Total annual fund operating expenses after fee waiver/expense
   reimbursement(b)                                              1.15%     1.40%

(a) Other expenses are based on estimated amounts for the current fiscal year and are not adjusted to reflect the Fund's average net assets as of a different period or point in time, as the Fund's asset levels will fluctuate. The Fund's operating expenses will increase as its assets decrease, such that the Fund's actual expense ratios may be higher than the expense ratio presented in the table.

(b) The investment manager and its affiliates have contractually agreed to waive certain fees and to reimburse certain expenses (other than acquired fund fees and expenses, if any) until April 30, 2011, unless sooner terminated at the sole discretion of the Fund's Board of Trustees. Any amounts waived will not be reimbursed by the Fund. Under this agreement, net fund expenses (excluding acquired fund fees and expenses, if any), before giving effect to any performance incentive adjustment, will not exceed 1.15% for Class 1 and 1.40% for Class 2.

VP - J.P. MORGAN CORE BOND FUND

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT YOU PAY EACH YEAR AS A PERCENTAGE OF THE VALUE OF YOUR INVESTMENT)

                                                                CLASS 1   CLASS 2
                                                                -------   -------
Management fees                                                  0.47%     0.47%
Distribution and/or service (12b-1) fees                         0.00%     0.25%
Other expenses(a)                                                0.16%     0.16%
Total annual fund operating expenses                             0.63%     0.88%
Less: Fee waiver/expense reimbursement(b)                       (0.08%)   (0.08%)
Total annual fund operating expenses after fee waiver/expense
   reimbursement(b)                                              0.55%     0.80%

(a) Other expenses are based on estimated amounts for the current fiscal year and are not adjusted to reflect the Fund's average net assets as of a different period or point in time, as the Fund's asset levels will fluctuate. The Fund's operating expenses will increase as its assets decrease, such that the Fund's actual expense ratios may be higher than the expense ratio presented in the table.

(b) The investment manager and its affiliates have contractually agreed to waive certain fees and to reimburse certain expenses (other than acquired fund fees and expenses, if any) until April 30, 2011, unless sooner terminated at the sole discretion of the Fund's Board of Trustees. Any amounts waived will not be reimbursed by the Fund. Under this agreement, net fund expenses (excluding acquired fund fees and expenses, if any), will not exceed 0.55% for Class 1 and 0.80% for Class 2.

VP - JENNISON MID CAP GROWTH FUND

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT YOU PAY EACH YEAR AS A PERCENTAGE OF THE VALUE OF YOUR INVESTMENT)

                                                                CLASS 1   CLASS 2
                                                                -------   -------
Management fees                                                  0.75%     0.75%
Distribution and/or service (12b-1) fees                         0.00%     0.25%
Other expenses(a)                                                0.16%     0.16%
Total annual fund operating expenses                             0.91%     1.16%
Less: Fee waiver/expense reimbursement(b)                       (0.09%)   (0.09%)
Total annual fund operating expenses after fee waiver/expense
   reimbursement(b)                                              0.82%     1.07%

(a) Other expenses are based on estimated amounts for the current fiscal year and are not adjusted to reflect the Fund's average net assets as of a different period or point in time, as the Fund's asset levels will fluctuate. The Fund's operating expenses will increase as its assets decrease, such that the Fund's actual expense ratios may be higher than the expense ratio presented in the table.

(b) The investment manager and its affiliates have contractually agreed to waive certain fees and to reimburse certain expenses (other than acquired fund fees and expenses, if any) until April 30, 2011, unless sooner terminated at the sole discretion of the Fund's Board of Trustees. Any amounts waived will not be reimbursed by the Fund. Under this agreement, net fund expenses (excluding acquired fund fees and expenses, if any), before giving effect to any performance incentive adjustment, will not exceed 0.82% for Class 1 and 1.07% for Class 2.

VP - MFS VALUE FUND

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT YOU PAY EACH YEAR AS A PERCENTAGE OF THE VALUE OF YOUR INVESTMENT)

                                                                CLASS 1   CLASS 2
                                                                -------   -------
Management fees                                                  0.64%     0.64%
Distribution and/or service (12b-1) fees                         0.00%     0.25%
Other expenses(a)                                                0.15%     0.15%
Total annual fund operating expenses                             0.79%     1.04%
Less: Fee waiver/expense reimbursement(b)                       (0.15%)   (0.15%)
Total annual fund operating expenses after fee waiver/expense
   reimbursement(b)                                              0.64%     0.89%

(a) Other expenses are based on estimated amounts for the current fiscal year and are not adjusted to reflect the Fund's average net assets as of a different period or point in time, as the Fund's asset levels will fluctuate. The Fund's operating expenses will increase as its assets decrease, such that the Fund's actual expense ratios may be higher than the expense ratio presented in the table.

(b) The investment manager and its affiliates have contractually agreed to waive certain fees and to reimburse certain expenses (other than acquired fund fees and expenses, if any) until April 30, 2011, unless sooner terminated at the sole discretion of the Fund's Board of Trustees. Any amounts waived will not be reimbursed by the Fund. Under this agreement, net fund expenses (excluding acquired fund fees and expenses, if any), before giving effect to any performance incentive adjustment, will not exceed 0.64% for Class 1 and 0.89% for Class 2.

VP - MONDRIAN INTERNATIONAL SMALL CAP FUND

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT YOU PAY EACH YEAR AS A PERCENTAGE OF THE VALUE OF YOUR INVESTMENT)

                                                                CLASS 1   CLASS 2
                                                                -------   -------
Management fees                                                  0.95%     0.95%
Distribution and/or service (12b-1) fees                         0.00%     0.25%
Other expenses(a)                                                0.22%     0.22%
Total annual fund operating expenses                             1.17%     1.42%

(a) Other expenses are based on estimated amounts for the current fiscal year and are not adjusted to reflect the Fund's average net assets as of a different period or point in time, as the Fund's asset levels will fluctuate. The Fund's operating expenses will increase as its assets decrease, such that the Fund's actual expense ratios may be higher than the expense ratio presented in the table.

VP - MORGAN STANLEY GLOBAL REAL ESTATE FUND

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT YOU PAY EACH YEAR AS A PERCENTAGE OF THE VALUE OF YOUR INVESTMENT)

                                                                CLASS 1   CLASS 2
                                                                -------   -------
Management fees                                                  0.85%     0.85%
Distribution and/or service (12b-1) fees                         0.00%     0.25%
Other expenses(a)                                                0.19%     0.19%
Total annual fund operating expenses                             1.04%     1.29%
Less: Fee waiver/expense reimbursement(b)                       (0.18%)   (0.18%)
Total annual fund operating expenses after fee waiver/expense
   reimbursement(b)                                              0.86%     1.11%

(a) Other expenses are based on estimated amounts for the current fiscal year and are not adjusted to reflect the Fund's average net assets as of a different period or point in time, as the Fund's asset levels will fluctuate. The Fund's operating expenses will increase as its assets decrease, such that the Fund's actual expense ratios may be higher than the expense ratio presented in the table.

(b) The investment manager and its affiliates have contractually agreed to waive certain fees and to reimburse certain expenses (other than acquired fund fees and expenses, if any) until April 30, 2011, unless sooner terminated at the sole discretion of the Fund's Board of Trustees. Any amounts waived will not be reimbursed by the Fund. Under this agreement, net fund expenses (excluding acquired fund fees and expenses, if any), before giving effect to any performance incentive adjustment, will not exceed 0.86% for Class 1 and 1.11% for Class 2.

VP - NFJ DIVIDEND VALUE FUND

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT YOU PAY EACH YEAR AS A PERCENTAGE OF THE VALUE OF YOUR INVESTMENT)

                                                                CLASS 1   CLASS 2
                                                                -------   -------
Management fees                                                  0.64%     0.64%
Distribution and/or service (12b-1) fees                         0.00%     0.25%
Other expenses(a)                                                0.15%     0.15%
Total annual fund operating expenses                             0.79%     1.04%
Less: Fee waiver/expense reimbursement(b)                       (0.15%)   (0.15%)
Total annual fund operating expenses after fee waiver/expense
   reimbursement(b)                                              0.64%     0.89%

(a) Other expenses are based on estimated amounts for the current fiscal year and are not adjusted to reflect the Fund's average net assets as of a different period or point in time, as the Fund's asset levels will fluctuate. The Fund's operating expenses will increase as its assets decrease, such that the Fund's actual expense ratios may be higher than the expense ratio presented in the table.

(b) The investment manager and its affiliates have contractually agreed to waive certain fees and to reimburse certain expenses (other than acquired fund fees and expenses, if any) until April 30, 2011, unless sooner terminated at the sole discretion of the Fund's Board of Trustees. Any amounts waived will not be reimbursed by the Fund. Under this agreement, net fund expenses (excluding acquired fund fees and expenses, if any), before giving effect to any performance incentive adjustment, will not exceed 0.64% for Class 1 and 0.89% for Class 2.

VP - PARTNERS SMALL CAP GROWTH FUND

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT YOU PAY EACH YEAR AS A PERCENTAGE OF THE VALUE OF YOUR INVESTMENT)

                                                                CLASS 1   CLASS 2
                                                                -------   -------
Management fees                                                  0.89%     0.89%
Distribution and/or service (12b-1) fees                         0.00%     0.25%
Other expenses(a)                                                0.19%     0.19%
Total annual fund operating expenses                             1.08%     1.33%
Less: Fee waiver/expense reimbursement(b)                       (0.01%)   (0.01%)
Total annual fund operating expenses after fee waiver/expense
   reimbursement(b)                                              1.07%     1.32%

(a) Other expenses are based on estimated amounts for the current fiscal year and are not adjusted to reflect the Fund's average net assets as of a different period or point in time, as the Fund's asset levels will fluctuate. The Fund's operating expenses will increase as its assets decrease, such that the Fund's actual expense ratios may be higher than the expense ratio presented in the table.

(b) The investment manager and its affiliates have contractually agreed to waive certain fees and to reimburse certain expenses (other than acquired fund fees and expenses, if any) until April 30, 2011, unless sooner terminated at the sole discretion of the Fund's Board of Trustees. Any amounts waived will not be reimbursed by the Fund. Under this agreement, net fund expenses (excluding acquired fund fees and expenses, if any), before giving effect to any performance incentive adjustment, will not exceed 1.07% for Class 1 and 1.32% for Class 2.

VP - PIMCO MORTGAGE-BACKED SECURITIES FUND

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT YOU PAY EACH YEAR AS A PERCENTAGE OF THE VALUE OF YOUR INVESTMENT)

                                                                CLASS 1   CLASS 2
                                                                -------   -------
Management fees                                                  0.48%     0.48%
Distribution and/or service (12b-1) fees                         0.00%     0.25%
Other expenses(a)                                                0.17%     0.17%
Total annual fund operating expenses                             0.65%     0.90%
Less: Fee waiver/expense reimbursement(b)                       (0.10%)   (0.10%)
Total annual fund operating expenses after fee waiver/expense
   reimbursement(b)                                              0.55%     0.80%

(a) Other expenses are based on estimated amounts for the current fiscal year and are not adjusted to reflect the Fund's average net assets as of a different period or point in time, as the Fund's asset levels will fluctuate. The Fund's operating expenses will increase as its assets decrease, such that the Fund's actual expense ratios may be higher than the expense ratio presented in the table.

(b) The investment manager and its affiliates have contractually agreed to waive certain fees and to reimburse certain expenses (other than acquired fund fees and expenses, if any) until April 30, 2011, unless sooner terminated at the sole discretion of the Fund's Board of Trustees. Any amounts waived will not be reimbursed by the Fund. Under this agreement, net fund expenses (excluding acquired fund fees and expenses, if any), will not exceed 0.55% for Class 1 and 0.80% for Class 2.

VP - U.S. EQUITY FUND

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT YOU PAY EACH YEAR AS A PERCENTAGE OF THE VALUE OF YOUR INVESTMENT)

                                                                CLASS 1   CLASS 2
                                                                -------   -------
Management fees                                                  0.88%     0.88%
Distribution and/or service (12b-1) fees                         0.00%     0.25%
Other expenses(a)                                                0.18%     0.18%
Total annual fund operating expenses                             1.06%     1.31%
Less: Fee waiver/expense reimbursement(b)                       (0.09%)   (0.09%)
Total annual fund operating expenses after fee waiver/expense
   reimbursement(b)                                              0.97%     1.22%

(a) Other expenses are based on estimated amounts for the current fiscal year and are not adjusted to reflect the Fund's average net assets as of a different period or point in time, as the Fund's asset levels will fluctuate. The Fund's operating expenses will increase as its assets decrease, such that the Fund's actual expense ratios may be higher than the expense ratio presented in the table.

(b) The investment manager and its affiliates have contractually agreed to waive certain fees and to reimburse certain expenses (other than acquired fund fees and expenses, if any) until April 30, 2011, unless sooner terminated at the sole discretion of the Fund's Board of Trustees. Any amounts waived will not be reimbursed by the Fund. Under this agreement, net fund expenses (excluding acquired fund fees and expenses, if any), before giving effect to any performance incentive adjustment, will not exceed 0.97% for Class 1 and 1.22% for Class 2.

VP - UBS LARGE CAP GROWTH FUND

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT YOU PAY EACH YEAR AS A PERCENTAGE OF THE VALUE OF YOUR INVESTMENT)

                                                                CLASS 1   CLASS 2
                                                                -------   -------
Management fees                                                  0.64%     0.64%
Distribution and/or service (12b-1) fees                         0.00%     0.25%
Other expenses(a)                                                0.15%     0.15%
Total annual fund operating expenses                             0.79%     1.04%
Less: Fee waiver/expense reimbursement(b)                       (0.09%)   (0.09%)
Total annual fund operating expenses after fee waiver/expense
   reimbursement(b)                                              0.70%     0.95%

(a) Other expenses are based on estimated amounts for the current fiscal year and are not adjusted to reflect the Fund's average net assets as of a different period or point in time, as the Fund's asset levels will fluctuate. The Fund's operating expenses will increase as its assets decrease, such that the Fund's actual expense ratios may be higher than the expense ratio presented in the table.

(b) The investment manager and its affiliates have contractually agreed to waive certain fees and to reimburse certain expenses (other than acquired fund fees and expenses, if any) until April 30, 2011, unless sooner terminated at the sole discretion of the Fund's Board of Trustees. Any amounts waived will not be reimbursed by the Fund. Under this agreement, net fund expenses (excluding acquired fund fees and expenses, if any), before giving effect to any performance incentive adjustment, will not exceed 0.70% for Class 1 and 0.95% for Class 2.

VP - WELLS FARGO SHORT DURATION GOVERNMENT FUND

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT YOU PAY EACH YEAR AS A PERCENTAGE OF THE VALUE OF YOUR INVESTMENT)

                                                                CLASS 1   CLASS 2
                                                                -------   -------
Management fees                                                  0.47%     0.47%
Distribution and/or service (12b-1) fees                         0.00%     0.25%
Other expenses(a)                                                0.16%     0.16%
Total annual fund operating expenses                             0.63%     0.88%
Less: Fee waiver/expense reimbursement(b)                       (0.08%)   (0.08%)
Total annual fund operating expenses after fee waiver/expense
   reimbursement(b)                                              0.55%     0.80%

(a) Other expenses are based on estimated amounts for the current fiscal year and are not adjusted to reflect the Fund's average net assets as of a different period or point in time, as the Fund's asset levels will fluctuate. The Fund's operating expenses will increase as its assets decrease, such that the Fund's actual expense ratios may be higher than the expense ratio presented in the table.

(b) The investment manager and its affiliates have contractually agreed to waive certain fees and to reimburse certain expenses (other than acquired fund fees and expenses, if any) until April 30, 2011, unless sooner terminated at the sole discretion of the Fund's Board of Trustees. Any amounts waived will not be reimbursed by the Fund. Under this agreement, net fund expenses (excluding acquired fund fees and expenses, if any), will not exceed 0.55% for Class 1 and 0.80% for Class 2.

APPENDIX B

DISCLOSURE FOR NON-FUNDS-OF-FUNDS PROSPECTUS:

MORE ABOUT ANNUAL FUND OPERATING EXPENSES

The following information is presented in addition to, and should be read in conjunction with, the "Fees and Expenses of the Fund" that appears in the Summaries of the Funds.

Calculation of Annual Fund Operating Expenses. Annual fund operating expenses are based on estimated expenses for the Fund's current fiscal year and are expressed as a percentage (expense ratio) of the Fund's estimated average net assets during the fiscal period. The expense ratios reflect current fee arrangements. In general, the Fund's operating expenses will increase as its assets decrease, such that the Fund's actual expense ratios may be higher than the expense ratios presented in the table. The commitments by the investment manager and its affiliates to waive fees and/or cap (reimburse) expenses is expected to limit the impact of any increase in the Fund's operating expenses that would otherwise result because of a decrease in the Fund's assets in the current fiscal year.

The investment manager and its affiliates have contractually agreed to waive certain fees and to reimburse certain expenses (other than acquired fund fees and expenses*, if any) until April 30, 2011, unless sooner terminated at the sole discretion of the Fund's Board of Trustees. Any amounts waived will not be reimbursed by the Fund. Under this agreement, net fund expenses (excluding acquired fund fees and expenses, if any), will not exceed the amounts shown below:

FUND                                                CLASS 1   CLASS 2
----                                                -------   -------
RiverSource VP - Limited Duration Bond Fund          0.54%     0.79%
RiverSource VP - Strategic Income Fund               0.58%     0.83%
VP - AllianceBernstein International Value Fund      0.92%     1.17%
VP - American Century Diversified Bond Fund          0.55%     0.80%
VP - American Century Growth Fund                    0.70%     0.95%
VP - Eaton Vance Floating-Rate Income Fund           0.58%     0.83%
VP - International Fund                              1.15%     1.40%
VP - Invesco International Growth Fund               0.96%     1.21%
VP - J.P. Morgan Core Bond Fund                      0.55%     0.80%
VP - Jennison Mid Cap Growth Fund                    0.82%     1.07%
VP - MFS Value Fund                                  0.64%     0.89%
VP - Marsico Growth Fund                             0.70%     0.95%
VP - Mondrian International Small Cap Fund           1.31%     1.56%
VP - Morgan Stanley Global Real Estate Fund          0.86%     1.11%
VP - NFJ Dividend Value Fund                         0.64%     0.89%
VP - Partners Small Cap Growth Fund                  1.07%     1.32%
VP - PIMCO Mortgage-Backed Securities Fund           0.55%     0.80%
VP - Pyramis International Equity Fund               0.96%     1.21%
VP - U.S. Equity Fund                                0.97%     1.22%
VP - UBS Large Cap Growth Fund                       0.70%     0.95%
VP - Wells Fargo Short Duration Government Fund      0.55%     0.80%

* In addition to the fees and expenses which the Funds bear directly, each Fund indirectly bears a pro rata share of the fees and expenses of the funds in which it invests (also referred to as "acquired funds"), including affiliated and non-affiliated pooled investment vehicles (including mutual funds and exchange traded funds). Because the acquired funds have varied expense and fee levels and a Fund may own different proportions of acquired funds at different times, the amount of fees and expenses incurred indirectly by the Funds will vary.

DISCLOSURE FOR FUNDS-OF-FUNDS PROSPECTUS:

MORE ABOUT ANNUAL FUND OPERATING EXPENSES

The following information is presented in addition to, and should be read in conjunction with, "Fees and Expenses of the Fund" that appears in each Summary of the Fund.

Calculation of Annual Fund Operating Expenses. Annual fund operating expenses are based on estimated expenses for the Fund's current fiscal year and are expressed as a percentage (expense ratio) of the Fund's estimated average net assets during the fiscal period. The expense ratios reflect current fee arrangements. In general, the Fund's operating expenses will increase as its assets decrease, such that the Fund's actual expense ratios may be higher than the expense ratios presented in the table. The commitments by the investment manager and its affiliates to waive fees and/or cap (reimburse) expenses are expected to limit the impact of any increase in the Fund's operating expenses that would otherwise result because of a decrease in the Fund's assets in the current fiscal year.

The investment manager and its affiliates have contractually agreed to waive certain fees and to reimburse certain expenses as described in the table below, unless sooner terminated at the sole discretion of the Fund's Board of Trustees. Any amounts waived will not be reimbursed by the Fund. Under this agreement, net fund expenses, will not exceed the amounts shown below:

                                                  CLASS 2 AND CLASS 4              CLASS 4
                                                 UNTIL APRIL 30, 2011       UNTIL APRIL 30, 2012
                                               (EXCLUDING ACQUIRED FUND   (INCLUDING ACQUIRED FUND
FUND                                              FEES AND EXPENSES*)        FEES AND EXPENSES*)
----                                           ------------------------   ------------------------
Variable Portfolio - Conservative Portfolio              0.32%                      0.86%
Variable Portfolio - Moderately Conservative
   Portfolio                                             0.32%                      0.90%
Variable Portfolio - Moderate Portfolio                  0.32%                      0.94%
Variable Portfolio - Moderately Aggressive
   Portfolio                                             0.32%                      0.98%
Variable Portfolio - Aggressive Portfolio                0.32%                      0.99%

* In addition to the fees and expenses which the Funds bear directly, each Fund indirectly bears a pro rata share of the fees and expenses of the funds in which it invests (also referred to as "acquired funds"), including affiliated and non-affiliated pooled investment vehicles (including mutual funds and exchange traded funds). Because the acquired funds have varied expense and fee levels and a Fund may own different proportions of acquired funds at different times, the amount of fees and expenses incurred indirectly by the Funds will vary.